SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

On Assignment, Inc.

(Name of Subject Company (Issuer))

On Assignment, Inc.

(Name of Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK

par value $0.01 per share

(Title of Class of Securities)

682159

(CUSIP Number of Class of Securities (Underlying Common Stock))

James Brill
Senior Vice President and Chief Financial Officer
On Assignment, Inc.
26651 W. Agoura Road
Calabasas, CA 91302
(818) 878-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Samanthe Beck, Esq. Vice President, General Counsel and Secretary On Assignment, Inc. 26651 W. Agoura Road Calabasas, CA 91302 (818) 878-7900	Steven B. Stokdyk, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, CA 90071-1560 (213) 485-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$832,021	$32.70

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,128,386 shares of common stock of On Assignment, Inc. having an aggregate value of $832,021 as of December 22, 2008 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Hull-White II option pricing model.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2008 issued by the Securities and Exchange Commission on December 27, 2007, equals $39.30 per $1 million of the transaction value.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1.  SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock, filed as Exhibit 99.(a)(1)(A) hereto (the “Offer to Exchange”), under the sections entitled Offer to Exchange Outstanding Options to Purchase Common Stock, Summary Term Sheet and Stock Option Exchange Questions and Answers is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a)

Name and Address. The name of the issuer is On Assignment, Inc., a Delaware corporation (“On Assignment “ or, the “Company”), the address of its principal executive office is 26651 W. Agoura Road, Calabasas, California 91302 and the telephone number of its principal executive office is (818) 878-7900. The information set forth in the Offer to Exchange under Section 16, Information About Us, is incorporated herein by reference.

(b)

Securities. This Tender Offer Statement on Schedule TO relates to the Offer to Exchange, pursuant to which the Company is offering certain option holders the opportunity to exchange grants of outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share, that have an exercise price equal to or greater than $8.00 per share and were granted under the Company’s Restated 1987 Stock Option Plan (As Amended and Restated April 7, 2006) (Conformed to include First Amendment dated January 23, 2007, Second Amendment dated April 17, 2007, and Third Amendment dated December 11, 2008) (the “Plan”) on or after December 31, 2000, for a reduced number of restricted stock units to be granted under the Plan. As of December 10, 2008, options to purchase approximately 1,128,386 shares of On Assignment common stock were eligible for exchange in the Offer (as set forth in the Offer to Exchange). The Company is making the Offer upon the terms and subject to the conditions described in the Offer to Exchange. The information set forth in the Offer to Exchange under the section entitled Summary Term Sheet and under Section 2, Number of Options; Expiration Date, is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Offer to Exchange under Section 7, Price Range of Common Stock, is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a)

Name and Address. The filing person is the subject company, On Assignment, Inc. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under Schedule A, Information About Our Directors and Executive Officers, is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)

Material Terms. The information set forth in the Offer to Exchange under the sections entitled Offer to Exchange Outstanding Options to Purchase Common Stock, Summary Term Sheet and Stock Option Exchange Questions and Answers and under Section 1, Purpose of the Offer, Section 2, Number of Options; Expiration Date, Section 3, Procedures, Section 4, Change in Election, Section 5, Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Restricted Stock Units, Section 6, Conditions of the Offer, Section 8, Exchange Ratio, Section 9, Source and Amount of Consideration; Terms of Restricted Stock Units, Section 11, Status of Eligible Option Grants Acquired by Us in the Exchange, Section 12, Legal Matters; Regulatory Approvals, Section 13, Material U.S. Federal Income Tax Consequences, and Section 14, Extension of the Offer; Termination; Amendment, is incorporated herein by reference.

(b)

Purchases. On Assignment’s executive officers and members of On Assignment’s Board of Directors will not be eligible to participate in the Offer to Exchange. The information set forth under Item 4(a) above and in the Offer to Exchange under Section 10, Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants, is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)

Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 2, Number of Options; Expiration Date, Section 9, Source and Amount of Consideration; Terms of Restricted Stock Units, Section 10, Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants, and Section 17, Additional Information, is incorporated herein by reference. The Plan filed as Exhibit 99.(d)(1), the form of Stock Option Agreement pursuant to the Plan filed as Exhibit 99.(d)(2), and the form of Restricted Stock Unit Agreement under the Plan filed as Exhibit 99.(d)(3), are incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes. The information set forth in the Offer to Exchange under Section 1, Purpose of the Offer, is incorporated herein by reference.

(b)

Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5, Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Restricted Stock Units and Section 11, Status of Eligible Option Grants Acquired by Us in the Exchange, is incorporated herein by reference.

(c)	Plans. The information set forth in the Offer to Exchange under Section 1, Purpose of the Offer, and Section 17, Additional Information, is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)

Source of Funds. The information set forth in the Offer to Exchange under Section 2, Number of Options; Expiration Date, Section 9, Source and Amount of Consideration; Terms of Restricted Stock Units, and Section 15, Fees and Expenses, is incorporated herein by reference.

(b)	Conditions. The information set forth in the Offer to Exchange under Section 6, Conditions of the Offer, is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

ITEM 8.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)

Securities Ownership. The information set forth in the Offer to Exchange under Section 10, Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants, is incorporated herein by reference.

(b)

Securities Transactions. The information set forth in the Offer to Exchange under Section 10, Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants, is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)

Solicitations or Recommendations. The information set forth in the Offer to Exchange in the section entitled Offer to Exchange Outstanding Options to Purchase Common Stock under the heading Important and Section 15, Fees and Expenses, is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

(a)

Financial Information. The information set forth in the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2008 under Item 8, Financial Statements and Supplementary Data, and the information set forth in the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2008, filed with the SEC on November 10, 2008 under Item 1, Condensed Consolidated Financial Statements, is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 17, Additional Information, is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Financial Information. Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Exchange under Section 10, Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants, and Section 17, Additional Information, is incorporated herein by reference.

(2) The information set forth in the Offer to Exchange under Section 12, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3) (Anti-trust laws) Not applicable.

(4) (Margin requirements) Not applicable.

(5) (Material pending legal proceeding relating to tender offer) Not applicable.

(b)	Other Material Information. Not applicable.

ITEM 12.  EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated December 23, 2008.
99.(a)(1)(B)	E-Mail dated December 23, 2008 from Peter Dameris to All Employees of On Assignment, Inc.
99.(a)(1)(C)	E-Mail dated December 23, 2008 from James Brill to Eligible Option Holders.
99.(a)(1)(D)	Form of E-Mail from Stock Administrator Re: Eligible Option Grant.
99.(a)(1)(E)	Form of Election Form.
99.(a)(1)(F)	Form of E-Mail Confirming Receipt of Election Form.
99.(a)(1)(G)	Form of Notice of Withdrawal Form.
99.(a)(1)(H)	Form of E-Mail Confirming Receipt of Notice of Withdrawal Form.
99.(a)(1)(I)	Form of E-Mail Reminder Re: Offer Deadline.
99.(a)(1)(J)	Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on March 17, 2008 and incorporated herein by reference.
99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, filed with the SEC on November 10, 2008 and incorporated herein by reference.
99.(a)(2)	(Solicitation or recommendation). Not applicable.
99.(a)(3)	(Going-private disclosure document). Not applicable.
99.(a)(4)	(Prospectus used in connection with an exchange offer where securities are registered under the Securities Act of 1933). Not applicable.
99.(a)(5)	(Other disclosure materials). Not applicable.
99.(b)	(Loan agreement if third-party tender offer). Not applicable.
99.(d)(1)

On Assignment, Inc. Restated 1987 Stock Option Plan (As Amended and Restated April 7, 2006) (Conformed to include First Amendment dated January 23, 2007, Second Amendment dated April 17, 2007, and Third Amendment dated December 11, 2008), incorporated by reference to On Assignment’s Statement on Form S-8 (File No. 333-143907) filed with the SEC on June 20, 2007, and Current Report on Form 8-K (File No. 000-20540) filed with the SEC on December 16, 2008).

99.(d)(2)	Form of Option Agreement under the Plan, incorporated by reference to On Assignment’s Annual Report on Form 10-K (File No. 000-20540) filed with the SEC on March 16, 2005.
99.(d)(3)	Form of Restricted Stock Unit Agreement under the Plan, incorporated by reference to On Assignment’s Current Report on Form 8-K (File No. 000-20540) filed with the SEC on August 8, 2005.

99.(g)

(Written instruction, form or other material furnished to persons making oral solicitation or recommendation by or on behalf of On Assignment, Inc. for use directly or indirectly in connection with the transaction). Not applicable.

99.(h)	(Written opinion prepared by legal counsel at On Assignment, Inc.’s request and communicated to On Assignment, Inc. regarding tax consequences of transaction). Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2008

ON ASSIGNMENT, INC.

	By:	/s/ James Brill
James Brill
Senior Vice President and Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated December 23, 2008.
99.(a)(1)(B)	E-Mail dated December 23, 2008 from Peter Dameris to All Employees of On Assignment, Inc.
99.(a)(1)(C)	E-Mail dated December 23, 2008 from James Brill to Eligible Option Holders.
99.(a)(1)(D)	Form of E-Mail from Stock Administrator Re: Eligible Option Grant.
99.(a)(1)(E)	Form of Election Form.
99.(a)(1)(F)	Form of E-Mail Confirming Receipt of Election Form.
99.(a)(1)(G)	Form of Notice of Withdrawal Form.
99.(a)(1)(H)	Form of E-Mail Confirming Receipt of Notice of Withdrawal Form.
99.(a)(1)(I)	Form of E-Mail Reminder Re: Offer Deadline.
99.(a)(1)(J)	Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on March 17, 2008 and incorporated herein by reference.
99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, filed with the SEC on November 10, 2008 and incorporated herein by reference.
99.(a)(2)	(Solicitation or recommendation). Not applicable.
99.(a)(3)	(Going-private disclosure document). Not applicable.
99.(a)(4)	(Prospectus used in connection with an exchange offer where securities are registered under the Securities Act of 1933). Not applicable.
99.(a)(5)	(Other disclosure materials). Not applicable.
99.(b)	(Loan agreement if third-party tender offer). Not applicable.
99.(d)(1)

On Assignment, Inc. Restated 1987 Stock Option Plan (As Amended and Restated April 7, 2006) (Conformed to include First Amendment dated January 23, 2007, Second Amendment dated April 17, 2007, and Third Amendment dated December 11, 2008), incorporated by reference to On Assignment’s Statement on Form S-8 (File No. 333-143907) filed with the SEC on June 20, 2007, and Current Report on Form 8-K (File No. 000-20540) filed with the SEC on December 16, 2008).

99.(d)(2)	Form of Option Agreement under the Plan, incorporated by reference to On Assignment’s Annual Report on Form 10-K (File No. 000-20540) filed with the SEC on March 16, 2005.
99.(d)(3)	Form of Restricted Stock Unit Agreement under the Plan, incorporated by reference to On Assignment’s Current Report on Form 8-K (File No. 000-20540) filed with the SEC on August 8, 2005.
99.(g)

(Written instruction, form or other material furnished to persons making oral solicitation or recommendation by or on behalf of On Assignment, Inc. for use directly or indirectly in connection with the transaction). Not applicable.

99.(h)	(Written opinion prepared by legal counsel at On Assignment, Inc.’s request and communicated to On Assignment, Inc. regarding tax consequences of transaction). Not applicable.